Exhibit 1

Dear Fellow Stockholders:

As you know, on April 10, 2003, Axcan Pharma Inc. and its wholly owned subsidiary, Saule Holdings, Inc., commenced an unsolicited cash offer for all the outstanding shares of Salix at $8.75 per common share, subject to various terms and conditions.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Salix and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with independent financial and legal advisors, your Board of Directors unanimously determined that Axcan’s offer is grossly inadequate and not in the best interests of Salix stockholders.

Your Board of Directors unanimously recommends that you reject the Axcan offer and not tender your shares.

The Salix Board believes that the Axcan tender offer is grossly inadequate and not in the best interests of Salix or its stockholders. The factors relied upon by the Salix Board in making its recommendation include the following:

•	the Salix Board believes that Salix is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan, which is expected to make Salix become profitable in the second half of 2004 based upon Colazal sales alone;
•	the Axcan tender offer does not adequately reflect the true value of Salix’s currently marketed product or its two products under development, which are
•	balsalazide disodium, which Salix markets in the United States under the tradename Colazal® as a treatment for ulcerative colitis, an oral formulation of the active therapeutic agent 5-ASA that delivers 99% of the drug to the colon and which is the fastest growing drug of its kind in the marketplace based upon 2002 prescriptions,
•	Rifaximin, a broad-spectrum, gastrointestinal-specific, oral antibiotic that received an approvable letter from the FDA in October 2002 and that Salix believes will be more successful than Colazal in terms of revenue, and
•	a patented, granulated formulation of mesalamine licensed from Dr. Falk Pharma GmbH in July 2002, which has a prolonged release mechanism that should allow Salix to expand its treatment options for ulcerative colitis;
•	the Axcan tender offer does not adequately reflect Salix’s proven ability to in-license, complete any required development, and launch and sell drugs through its gastroenterology-focused specialty sales force;
•	the Axcan tender offer represents an opportunistic attempt by Axcan to acquire Salix when Salix’s stock is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector;
•	the Axcan tender offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products; and
•	the oral opinion of Salix’s independent financial advisor, Wachovia Securities, that as of April 22, 2003, the Axcan tender offer was inadequate to the Salix stockholders from a financial point of view.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

We greatly appreciate your continued support and encouragement.

Sincerely,

Robert P. Ruscher	Carolyn J. Logan
Executive Chairman	President and CEO